Execution version
                                    AGREEMENT

This Agreement (this "Agreement") is entered into effective as of this 14th day of February, 2007 (the "Effective Date") by and among Crow Technologies 1977 Ltd., a company organized under the laws of the State of Israel, with headquarters located at 12 Kineret Street, Airport City, Israel (the "Company"), Mr. Shmuel Melman ("Melman"), Mr. Abram Silver and Sender Holdings Inc.
(collectively, "Silver"), Equity MY Ltd. ("Jacobson"), Mr. Jacob Batchon ("Batchon" and together with Melman, Silver and Jacobson, the ("Sellers")) and the Buyers, as defined in that certain Share Purchase Agreement dated September 12, 2006 by and between the Sellers, the Company and the Buyers (the "Share Purchase Agreement"). The Sellers, the Company and the Buyers shall be referred to hereinafter collectively as the "Parties" and each of them a "Party".

Whereas  the Parties entered into that Share Purchase Agreement; and

Whereas without admitting any liability or making any admissions on the part of either Party, the Parties would like to amend the Share Purchase Agreement as more fully set forth below.

1. All capitalized terms herein shall have the meaning ascribed to them in the Share Purchase Agreement and in the exhibits and schedules attached thereto, unless the text herein specifies otherwise.

2. Notwithstanding the provisions of the Share Purchase Agreement, the Parties agree that the Company shall not sell the Purchased Company Shares to the Buyers and the Buyers shall not pay the Company Purchase Price to the Company. The closing of the sale by the Sellers and purchase by the Buyers of the Purchased Seller Shares shall be take place on February 14, 2007 (the "Closing").

3. As a result of no sale to the Buyers of the Purchased Company Shares, no representation, warranty or undertaking has, is or shall be given to the Buyers, or anyone on their behalf, by the Company, or by anyone on its behalf, in connection with the Share Purchase Agreement and any ancillary document thereto and the only sections of the Share Purchase Agreement which shall be in force and effect are as follows (and only in respect of the Purchased Seller Shares and Seller Purchase Price, where applicable): Sections 1.1(ii), 1.2 and 1.4, 2 (including 2.7 only in respect of the rights of the Sellers), provided that such representations and warranties are made solely to the Sellers, 4, 5.1(d), 5.1(f), 5.1(h), 5.1(i), 5.3 and 8 (as far as such provisions relate to the Buyers and Sellers). All other sections of the Share Purchase Agreement shall be deemed null and void and shall have no effect.

4. Notwithstanding anything contrary in the Share Purchase Agreement, each of the Parties shall bear its own expenses and costs in connection with the transactions contemplated by the Share Purchase Agreement and this Agreement.
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5.       The  Purchased  Seller  Shares shall entitle the Buyers to all ordinary rights to which all shareholders of the Company are entitled to by the applicable law and according to the Articles of Association of the Company. In addition, the Buyers, collectively, shall be entitled, for as long as they hold, collectively, shares of the Company, constituting more than 7.5% of the issued and outstanding share capital of the Company, to appoint one (1) observer, who shall be entitled to all information distributed to members of the board prior to the board of directors' meetings in a timely manner and to participate in all such board of directors' meetings, subject to signing the standard non - compete and confidentiality undertaking towards the Company.

6. For the avoidance of doubt, the Shareholders' Agreement currently in effect by and among Melman, Silver, Sender Holdings Inc. and Mr. Eilenberg shall continue to have full force and effect and shall not be replaced by the form of Shareholders' Agreement attached to the Share Purchase Agreement as Schedule 5.1(e).

7. In exchange for the above and subject thereto, the Parties hereby irrevocably and absolutely releases, acquits and forever discharge each other and their respective subsidiaries, shareholders, directors, officers, agents, successors, assigns and employees (the "Released Parties"), of and from any and all actions, causes of action, claims, liabilities, demands, damages, costs, expenses, judgments, attorneys' fees, indemnities, debts, duties, suits and obligations of every kind, nature and description whatsoever, known and unknown, disclosed and undisclosed (hereinafter referred to collectively as "Claims"), arising out of or in any way related to the amendment of the Share Purchase Agreement by this Agreement.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.


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CROW TECHNOLOGIES 1977 LTD.
By: Shmuel Melman
Title: Chief Executive Officer

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SHMUEL MELMAN                       ABRAHAM SILVER


----------------------
JACOB BATCHON


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Sender Holdings Inc.                Equity MY Ltd.
By: Asher Barak                     By: Meir Jacobson
Title: Director                             Title: Director


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Fortissimo Capital Fund, L.P.
FORTISSIMO CAPITAL FUND (ISRAEL), L.P.
FORTISSIMO CAPITAL FUND (ISRAEL-DP), L.P.

By: Fortissimo Capital Fund GP, L.P.,
its General Partner
By: Fortissimo Capital (GP) Management Ltd.,
its General Partner
By: Yuval Cohen, Director